EXHIBIT 11
MIDSOUTH BANCORP, INC. AND SUBSIDIARIES
COMPUTATION OF EARNINGS PER SHARE (Unaudited)
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004

	Third Quarter	Third Quarter	Year-to-Date	Year-to-Date
	September 30,	September 30,	September 30,	September 30,
	2005	2004	2005	2004
BASIC

Earnings:
Income applicable to common stock	$1,633,888	$1,954,116	$5,597,564	$5,360,431

Shares:
Weighted average number of common shares outstanding	4,905,783	4,376,703	4,899,511	4,380,830

Earnings per common share:
Income applicable to common stock	$0.33	$0.45	$1.14	$1.22

DILUTED

Earnings:
Net income	$1,633,888	$1,954,116	$5,597,564	$5,360,431

Weighted average number of common shares outstanding	4,905,783	4,376,703	4,899,511	4,380,830

Assuming exercise of options, reduced by the number of shares which could have been purchased with the proceeds from exercise of such options at the average issue price	180,864	197,985	175,817	197,091

Weighted average number of common shares outstanding, as adjusted	5,086,647	4,574,688	5,075,328	4,577,921

Fully diluted earnings per common share	$0.32	$0.43	$1.10	$1.17